Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, California 92618

June 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Tim Buchmiller

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
Filed June 15, 2020
File No. 333-239195

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hancock Jaffe Laboratories, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Tuesday, June 23, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert A. Berman
By:	Robert A. Berman
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP